Butterfield Reports Fourth Quarter and Full Year 2019 Results

Financial highlights for the fourth quarter of 2019:

•	Net income of $43.9 million, or $0.82 per share and core net income[1] of $46.2 million, or $0.87 per share

•	Return on average common equity of 18.0% and core return on average tangible common equity[1] of 21.1%

•	Net interest margin of 2.59%

•	Board declares a dividend for the quarter ended December 31, 2019 of $0.44 per share

•	Completed the previously announced 2.5 million common share repurchase program and authorized a new repurchase program of up to 3.5 million common shares

Hamilton, Bermuda - February 12, 2020: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the fourth quarter and year ended December 31, 2019.
Net income for the year ended December 31, 2019 was $177.1 million or $3.30 per diluted common share, compared to $195.2 million or $3.50 per diluted common share for the year ended December 31, 2018. Core net income1 for the year ended December 31, 2019 was $197.9 million, or $3.69 per diluted common share, compared to $197.0 million, or $3.53 per diluted common share, for the year ended December 31, 2018.
The core return on average tangible common equity1 for the year ended December 31, 2019 was 23.4%, compared to 25.6% for the year ended December 31, 2018. The core efficiency ratio1 for the year ended December 31, 2019 was 62.2% compared with 61.5% for the year ended December 31, 2018.
Michael Collins, Butterfield's Chairman and Chief Executive Officer commented, "2019 was an important year for Butterfield in terms of operational and financial achievements. We successfully acquired the ABN AMRO (Channel Islands) banking business, which significantly increased our presence in Guernsey. With a relatively small market share in the Channel Islands, we are now pursuing growth to complement and balance our profitable and well-established banking franchises in Bermuda and Cayman. With the acquisition, we now have a larger and more diversified balance sheet supported by investment grade credit ratings from S&P, Moody's and KBRA.
"It was a more challenging US Dollar interest rate environment in the latter half of 2019 and we were able to achieve strong and stable core net income1. Continued share repurchases helped achieve a core net income per diluted share improvement of 5% and core return on average tangible common equity1 remained at industry-leading levels. Throughout the year, we continued to emphasize cost management initiatives and furthered our plans to leverage Group service centers, which helped us achieve a core efficiency ratio1 of 62.2% in 2019.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 1

"I would like to take this opportunity to congratulate the Butterfield team in Cayman for the successful opening of the new Camana Bay Banking Centre in Grand Cayman earlier this week.  Camana Bay is a fantastic location and a great start to the roll out of our updated Butterfield brand. We are confident that this investment will solidify and grow our retail and mid-market corporate banking market share in the Cayman Islands for years to come. Our investment in this new branch signals our confidence in Cayman and the desire to further enhance our offerings in this important market.
"As we enter 2020, Butterfield's strong balance sheet, capital efficient fee businesses, thoughtful capital management, and selective acquisition strategy should continue to provide long-term value for our shareholders. Finally, I would also like to thank our existing and new customers for their business and partnership with Butterfield during 2019 and to all Butterfield Group employees for their commitment to excellent customer service."
Net income for the fourth quarter was $43.9 million, or $0.82 per diluted common share, compared to $42.4 million, or $0.79 per common share, for the previous quarter and $50.9 million, or $0.92 per common share, in the fourth quarter of 2018. Fourth quarter core net income1 was $46.2 million, or $0.87 per diluted common share, compared to $48.8 million, or $0.91 per diluted common share, in the previous quarter and $51.1 million, or $0.92 per diluted common share, for the fourth quarter of 2018. Net income increased in the fourth quarter of 2019 versus the prior quarter due to the first full quarter of contribution from the ABN AMRO (Channel Islands) acquisition, as well as increased fee income from card services, which benefited from seasonal retail sales.
The core return on average tangible common equity1 for the fourth quarter of 2019 was 21.1%, compared to 22.5% for the previous quarter and 25.8% for the fourth quarter of 2018. The core efficiency ratio1 for the fourth quarter of 2019 was 66.3% compared with 62.1% in the previous quarter and 61.5% in the fourth quarter of 2018. Net interest income (“NII”) for the fourth quarter of 2019 was $86.2 million, a decrease of $0.1 million compared with NII of $86.3 million in the previous quarter and $87.4 million in the fourth quarter of 2018.
Net interest margin (“NIM”) for the fourth quarter of 2019 was 2.59%, an increase of 7 basis points from 2.52% in the previous quarter and down 79 basis points from 3.38% in the fourth quarter of 2018. NIM increased in the fourth quarter of 2019 compared to the prior quarter due a higher yielding asset mix.
Non-interest income improved to $49.7 million for the fourth quarter of 2019, compared with $46.6 million in the previous quarter and $45.7 million in the fourth quarter of 2018. The increase over the prior quarter was attributable primarily to the seasonal increase in credit card transaction fees.
Non-interest expenses were $93.9 million in the fourth quarter of 2019, compared to $90.4 million in the previous quarter and $83.5 million in the fourth quarter of 2018. Core non-interest expenses1 were $91.6 million in the fourth quarter of 2019, compared with $84.0 million in the previous quarter and $83.2 million in the fourth quarter of 2018. Non-interest expenses were higher in the fourth quarter of 2019 compared to the prior quarter due to Group service center expansion costs, continued integration and compliance review expenses from the Channel Islands acquisition, expenses related to opening a new branch in the Cayman Islands and global re-branding marketing costs.

Capital Management
The Bank adheres to a disciplined and balanced capital return policy. The Board declared a quarterly dividend of $0.44 per common share to be paid on March 11, 2020 to shareholders of record on February 26, 2020. During the fourth quarter of 2019, Butterfield repurchased 0.8 million common shares, completing the repurchases authorized under the Bank's previously announced share repurchase program. Butterfield currently has a share repurchase authorization of up to 3.5 million common shares or $125 million.
The current total regulatory capital ratio as at December 31, 2019 was 19.4% as calculated under Basel III, compared to 22.4% as at December 31, 2018. Both of these ratios are significantly above regulatory requirements applicable to the Bank.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 2

ANALYSIS AND DISCUSSION OF FULL YEAR AND FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Non-interest income	49.7	46.6	45.7	184.0	168.7
Net interest income before provision for credit losses	86.2	86.3	87.4	345.7	343.0
Total net revenue before provision for credit losses and other gains (losses)	136.0	133.0	133.1	529.7	511.7
Provision for credit recoveries (losses)	(0.4)	(0.4)	1.7	0.2	7.0
Total other gains (losses)	0.3	0.5	(0.3)	2.8	(0.9)
Total net revenue	135.9	133.1	134.6	532.6	517.8
Non-interest expenses	(93.9)	(90.4)	(83.5)	(356.9)	(321.3)
Total net income before taxes	42.0	42.7	51.1	175.7	196.5
Income tax benefit (expense)	1.9	(0.2)	(0.2)	1.4	(1.3)
Net income	43.9	42.4	50.9	177.1	195.2

Net earnings per share
Basic	0.83	0.80	0.93	3.33	3.55
Diluted	0.82	0.79	0.92	3.30	3.50

Per diluted share impact of other non-core items [1]	0.05	0.12	—	0.39	0.03
Core earnings per share on a fully diluted basis [1]	0.87	0.91	0.92	3.69	3.53

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	53,273	53,554	55,389	53,659	55,745

Key financial ratios
Return on common equity	18.0%	17.8%	23.4%	19.1%	23.1%
Core return on average tangible common equity [1]	21.1%	22.5%	25.8%	23.4%	25.6%
Return on average assets	1.3%	1.2%	1.9%	1.4%	1.8%
Net interest margin	2.59%	2.52%	3.38%	2.86%	3.25%
Core efficiency ratio [1]	66.3%	62.1%	61.5%	62.2%	61.5%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	December 31, 2019	December 31, 2018
Cash due from banks	2,550	2,054
Securities purchased under agreements to resell	142	27
Short-term investments	1,218	52
Investments in securities	4,436	4,255
Loans, net of allowance for credit losses	5,143	4,044
Premises, equipment and computer software, net of accumulated depreciation	158	158
Goodwill and intangibles, net	97	75
Other assets	177	108
Total assets	13,922	10,773

Total deposits	12,442	9,452
Other liabilities	373	295
Long-term debt	144	143
Total liabilities	12,958	9,891
Common shareholders’ equity	964	882
Total shareholders' equity	964	882
Total liabilities and shareholders' equity	13,922	10,773

Key Balance Sheet Ratios:	December 31, 2019	December 31, 2018
Common equity tier 1 capital ratio	17.3%	19.6%
Tier 1 capital ratio	17.3%	19.6%
Total capital ratio	19.4%	22.4%
Leverage ratio	5.9%	7.6%
Risk-Weighted Assets (in $ millions)	4,898	4,321
Risk-Weighted Assets / total assets	35.2%	40.1%
Tangible common equity ratio	6.3%	7.5%
Non-accrual loans/gross loans	1.0%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	46.8%	51.6%
Specific coverage ratio	35.1%	30.6%

YEAR ENDED DECEMBER 31, 2019 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2018
Net Income
Net income for the year ended December 31, 2019 was $177.1 million, down $18.1 million from $195.2 million in the prior year.
The $18.1 million decrease in net income in the year ended December 31, 2019 was due principally to the following:

•
$2.7 million increase in net interest income before provision for credit losses due to a $22.0 million increase in interest income on investments and deposits with banks, and a $15.5 million increase in interest income on loans as a result of the ABN AMRO (Channel Islands) acquisition. These increases in interest income were partially offset by a $34.8 million increase in interest expense due principally to higher rates, as well as higher volumes of deposits as a result of the ABN AMRO (Channel Islands) acquisition;

•
$15.3 million increase in non-interest income due to increased card service fee contributions, increased transactional volumes on foreign exchange transactions, growth in Cayman Islands and the impact of the late-2018 onboarding of Deutsche Bank clients as well as the ABN AMRO (Channel Islands) acquisition in 2019;

•	$6.8 million decrease in provision for credit recoveries due to continued favorable credit performance and conditions;

•	$3.6 million increase in total gains and losses, driven by higher mark-to-market gains on equity securities and net realized gains on the sale of available-for-sale investments;

•
$23.9 million increase in staff-related costs due to increased headcount associated with the ABN AMRO (Channel Islands) acquisition and service center expansion, as well as cost restructuring initiatives in Bermuda and the Channel Islands;

•	$2.7 million decrease in tax expense driven by the recognition of a deferred tax asset in the UK; and

•
$11.7 million increase in the remaining non-interest expense items, due principally to marketing expenses associated with the rebranding initiative announced in Q3 2019, as well as the ABN AMRO (Channel Islands) acquisition.

Non-Core Items1
Non-core items resulted in expenses of $20.8 million in the year ended December 31, 2019, which caused an unfavorable impact of $19.0 million compared to expenses of $1.8 million in the prior year. Non-core items for the year were principally a combination of deal-related expenses for the ABN AMRO (Channel Islands) acquisition and costs associated with the departure of a Group senior executive.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

QUARTER ENDED DECEMBER 31, 2019 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2019
Net Income
Net income for the quarter ended December 31, 2019 was $43.9 million, up $1.5 million from $42.4 million in the prior quarter.
The $1.5 million increase in net income in the quarter ended December 31, 2019 over the previous quarter was due principally to the following:

•
$0.1 million decrease in net interest income before provision for credit losses due to a $2.8 million decrease in interest income on investments and deposits with banks due to reduced volumes driven by lower deposit funding, partially offset by a $1.3 million increase in interest income on loans due to corporate loan growth, as well as the full quarter impact from the ABN AMRO (Channel Islands) acquisition, and a $1.4 million decrease in interest expense on deposits due to both lower volumes and the impact of deposit repricing in the Channel Islands;

•
$3.1 million increase in non-interest income primarily due to a $1.9 million increase in banking income due to higher card services income and a $1.2 million increase in all other non-interest income, primarily due to rental income related to the ABN AMRO (Channel Islands) acquisition;

•
$2.9 million increase in staff-related costs due to increased headcount associated with the Group service center expansion, health insurance stop-loss adjustments and staff incentive adjustments in the prior quarter;

•	$2.8 million decrease in professional service expenses, driven by acquisition-related costs recognized in the prior quarter;

•	$1.6 million increase in marketing expenses associated with the Bank's rebranding initiative and preparatory work for the Bank's new Cayman branch in Camana Bay;

•	$2.1 million decrease in tax expense due to the recognition of a deferred tax asset in the UK; and

•	$1.9 million increase in the remaining non-interest expense items, due principally to a settlement charge due to liability settlements on the Guernsey defined benefit pension fund.

Non-Core Items1
Non-core items resulted in expenses of $2.3 million in the quarter ended December 31, 2019, which caused a favorable impact of $4.1 million compared to expenses of $6.4 million in the prior quarter. Non-core items for the period were principally incurred in implementing a target operating staffing model for the combined Channel Islands segment following the ABN AMRO (Channel Islands) acquisition. The costs were primarily staff exit expenses associated with the program.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2019 COMPARED WITH DECEMBER 31, 2018
Total Assets
Total assets of the Bank were $13.9 billion at December 31, 2019, an increase of $3.1 billion from December 31, 2018. The Bank maintained a highly liquid position at December 31, 2019, with $8.3 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments representing 60.0% of total assets, compared with 59.3% at December 31, 2018.
Loans Receivable
The loan portfolio totaled $5.1 billion at December 31, 2019, which was an increase of $1.1 billion compared to December 31, 2018, due to the ABN AMRO (Channel Islands) acquisition, new residential loan origination in the UK and increases in government lending in Bermuda and Cayman. The Bank continues to support its core market borrowing demand using consistent underwriting criteria as in previous years.
Allowance for credit losses at December 31, 2019 totaled $23.6 million, a decrease of $1.5 million from year-end 2018. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by a few increases and new specific provisions.
The loan portfolio represented 36.9% of total assets at December 31, 2019 (December 31, 2018: 37.5%), while loans as a percentage of customer deposits decreased from 42.9% at year-end 2018 to 41.4% at December 31, 2019. The decreases in both percentages are due principally to an increase in customer deposits at December 31, 2019 related to the ABN AMRO (Channel Islands) acquisition.
As of December 31, 2019, the Bank had gross non-accrual loans of $50.4 million, representing 1.0% of total gross loans, a slight increase from the $48.7 million, or 1.2%, of total loans at year-end 2018. Net non-accrual loans were $32.7 million at December 31, 2019, equivalent to 0.6% of net loans. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased by $1.5 million from year-end 2018 to $3.8 million at December 31, 2019, primarily as a result of sales transactions completed during the first quarter of 2019.
Investment in Securities
The investment portfolio was $4.4 billion at December 31, 2019, up $0.2 billion from December 31, 2018.
The investment portfolio was made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield decreased from 2.82% in the previous quarter to 2.77% as at December 31, 2019 due to the impact of lower US market rates impacting the floating rate book. Total net unrealized gains were $60.8 million, compared to total net unrealized losses of $72.8 million at year-end 2018.
Deposits
Average deposits were at $12.2 billion in the fourth quarter of 2019 compared to $9.1 billion in the fourth quarter of 2018. The cost of deposits decreased 4 basis points from the previous quarter reflecting a relatively modest average customer rate decrease in term deposit products and driven by re-pricing initiatives in the Channel Islands and UK segment.

Average Balance Sheet2

	For the three months ended
	December 31, 2019			September 30, 2019			December 31, 2018
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	3,791.9	10.9	1.14	4,434.4	12.5	1.12	1,719.2	6.1	1.40
Investment in securities	4,533.6	31.7	2.77	4,616.8	32.9	2.82	4,415.1	32.0	2.87
Equity securities at fair value	1.2	—	—	1.5	—	—	1.0	—	—
Available-for-sale	2,271.7	14.7	2.57	2,299.7	15.4	2.66	2,310.9	15.6	2.67
Held-to-maturity	2,260.7	17.0	2.98	2,315.6	17.4	2.99	2,103.3	16.4	3.10
Loans	4,880.6	60.9	4.95	4,529.4	59.6	5.22	4,113.9	57.7	5.56
Commercial	1,600.1	22.2	5.50	1,548.8	20.5	5.26	1,371.1	20.5	5.94
Consumer	3,280.5	38.8	4.69	2,980.7	39.1	5.20	2,742.9	37.1	5.37
Interest earning assets	13,206.2	103.5	3.11	13,580.6	105.0	3.07	10,248.3	95.7	3.70
Other assets	398.8			396.0			329.5
Total assets	13,605.0	103.5		13,976.6	105.0		10,577.8	95.7
Liabilities
Deposits	10,050.5	(15.4)	(0.61)	10,199.7	(16.7)	(0.65)	6,946.5	(6.3)	(0.36)
Securities sold under agreement to repurchase	2.6	—	(2.10)	—	—	—	2.7	—	(2.33)
Long-term debt	143.5	(1.9)	(5.28)	143.4	(2.0)	(5.42)	143.3	(2.0)	(5.48)
Interest bearing liabilities	10,196.6	(17.3)	(0.67)	10,343.1	(18.7)	(0.72)	7,092.4	(8.3)	(0.46)
Non-interest bearing current accounts	2,132.6			2,134.0			2,186.2
Other liabilities	348.0			311.7			301.6
Total liabilities	12,677.3	(17.3)		12,788.9	(18.7)		9,580.2	(8.3)
Shareholders’ equity	927.7			1,187.7			997.6
Total liabilities and shareholders’ equity	13,605.0			13,976.6			10,577.8
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,009.6			3,237.5			3,155.9
Net interest margin		86.2	2.59		86.3	2.52		87.4	3.38
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $91.7 billion and $30.3 billion, respectively, at December 31, 2019, while assets under management were $5.6 billion at December 31, 2019. This compares with $96.1 billion, $24.5 billion and $4.8 billion, respectively, at December 31, 2018.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Net income to common shareholders	43.9	42.4	50.9	177.1	195.2
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	—	—	(1.0)	(1.2)
Settlement loss on de-risking on a defined benefit plan	—	—	—	—	1.5
Total non-core (gains) losses	—	—	—	(1.0)	0.3
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	2.2	2.8	—	16.3	—
Tax compliance review costs	—	—	0.1	—	0.5
Business acquisition costs	0.1	3.6	0.1	5.5	1.0
Total non-core expenses	2.3	6.4	0.2	21.8	1.5
Total non-core items	2.3	6.4	0.2	20.8	1.8
Core net income	46.2	48.8	51.1	197.9	197.0

Average common equity	964.8	948.4	862.3	927.7	843.2
Less: average goodwill and intangible assets	(95.3)	(87.1)	(75.6)	(83.2)	(74.6)
Average tangible common equity	869.5	861.3	786.7	844.5	768.6
Core earnings per share fully diluted	0.87	0.91	0.92	3.69	3.53
Return on common equity	18.0%	17.8%	23.4%	19.1%	23.1%
Core return on average tangible common equity	21.1%	22.5%	25.8%	23.4%	25.6%

Non-interest expenses	93.9	90.4	83.5	356.9	321.3
Less: non-core expenses	(2.3)	(6.4)	(0.2)	(21.8)	(1.5)
Less: amortization of intangibles	(1.5)	(1.5)	(1.3)	(5.5)	(5.1)
Core non-interest expenses before amortization of intangibles	90.1	82.5	81.9	329.7	314.7
Core revenue before other gains and losses and provision for credit losses	136.0	133.0	133.1	529.7	511.7
Core efficiency ratio	66.3%	62.1%	61.5%	62.2%	61.5%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Thursday, February 13, 2020 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com